FORM 5

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section

17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the

Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.  See Instruction 1(b).  Form 3 Holding Reported.

Form 4 Transactions Reported.

1.  Name and Address of Reporting Person

         Drew, Ernest H.

         425 Corporate Circle

         Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

         UQM Technologies, Inc. (UQM)

3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)

         N/A

4.  Statement for Month/Year

         March 2002

5.  If Amendment, Date of Original (Month/Year)

         N/A

6.  Relationship of Reporting Person to Issuer

         Director

7.  Individual or Joint/Group Reporting

         Individual

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned

1.  Title of Security (Instr. 3)

         Line 1 - Common Stock

         Line 2 - Common Stock

2.  Transaction Date (Month/Day/Year)

         N/A

3.  Transaction Code (Instr. 8)

         N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         N/A

5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year

    (Instr. 3 and 4)

         Line 1 - 154,500 shares

         Line 2 - 131,100 shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

         Line 1 - Direct

         Line 2 - Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

         Line 1 - N/A

         Line 2 - Retirement accounts for the benefit of Ernest H. Drew; common stock held individually by Katy E. Drew, wife of Mr. Drew; and
                  common stock held by Katy E. Drew, wife of Mr. Drew, as
                  custodian for Kevin Drew, son of Mr. Drew.

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

         Line 1 - Call option

2.  Conversion or Exercise Price of Derivative Security

         Line 1 - $5.85 per share

3.  Transaction Date (Month/Day/Year)

         Line 1 - August 23, 2001

4.  Transaction Code (Instr. 8)

         Line 1 - Code:  A

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

(Instr. 3, 4 and 5)

         Line 1 - A: Acquired; Amount: 7,076 shares

6.  Date Exercisable and Expiration Date (Month/Day/Year)

   Line 1 - Date exercisable: August 23, 2001;
            Expiration Date: August 22, 2004

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

   Line 1 - Title of Underlying Securities: Common Stock; Amount: 7,076 shares

8.  Price of Derivative Security (Instr. 5)

         N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month

    (Instr. 4)

         Line 1 - Amount:  21,159 shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)

    (Instr. 4)

         Direct - 21,159 shares

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

         N/A

Explanation of Responses:

         Mr. Drew disclaims beneficial ownership of the common stock hold by
         Katy E. Drew, individually, and the shares held by Katy E. Drew as custodian for Kevin Drew

**Intentional misstatements or omissions of facts constitute Federal Criminal

Violations.  See 18 U.S.C. 1001 and 15 U.S.C.  78ff(a)

/s/ Ernest H. Drew
**Signature of Reporting Person                         Date:  May 3, 2002